March 29, 2005


VIA FACSIMILE and U.S. Mail


Mr. Richard P. Dealy
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O`Connor Blvd.  Suite 900
Irving, TX  75039


Re:    Pioneer Natural Resources Company
Form 10-K, Filed February 22, 2005
File No.1-13245


Dear Mr. Dealy:


      We have reviewed your filing and have the following engineering comments. Where comments ask for supplemental information, please provide us with that information within 10 business days of the date of this letter. Comply with the remaining comments in your future filings. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





2004 10-K for the year ended December 31, 2004

Business, page 5

	Evergreen Merger, page 5

1. We note your reference to Evergreen`s Raton Basin coal bed methane reserves. Supplementally, tell us the methodology you used to estimate your proved CBM reserves here. As a minimum, address:
Gas production rate criteria for attributing proved reserves to newly drilled exploration locations;
Criteria for use of inclining production projections;
Criteria for use of declining production projections;
Criteria for use of volumetric method and volumetric parameters used, particularly drainage area;
Methodology for attribution of proved undeveloped reserves; Sources of original gas-in-place information, particularly whether derived from desorption data.

Risks Associated with Business Activities, page 11

   Operation of natural gas processing plants, page 12

2. We note your gas plant operations discussed here. Please amend your future documents to disclose separately any proved NGL reserves you may have claimed through gas plant ownership.

International operations, page 14

3. Here and elsewhere (page 106) you discuss the application of the
"economic interest method" for the attribution of proved reserves under "production sharing arrangements" with foreign governments. Amend your future documents to disclose the countries and the proved reserves subject to such production sharing arrangements.

Item 2  Properties, page 14

4. You indicate that Netherland, Sewell and Associates audited your year-end 2004 major properties` proved reserves. In future filings, explain how NSAI "audits" your reserves and include the degree of agreement, in aggregate, between your proved reserve figures and those estimated by NSAI. Disclose the portion of your total reserves included in the audit.



5. We note your statement here that the standardized measure is calculated with oil and gas spot prices "prevailing as of the date of computation". This seems contradictory to the use of year-end prices and costs in the estimation of proved reserves and the computation of the standardized measure as required by Financial Accounting Standard
69. Please affirm to us that you have complied with this requirement.

Proved Reserves, page 15

6. Here and elsewhere, your disclosed U.S. proved reserves comprise ~
84% of your total worldwide reserves. In part, Instruction 3 to Item
102 of Regulation S-K requires "In the case of an extractive enterprise, material information shall be given as to production, reserves, locations, development and the nature of the registrant`s interest. If individual properties are of major significance to an industry segment: A. More detailed information concerning these matters shall be furnished." Disclose - as a minimum - the annual production, proved developed and total proved oil and gas reserves for each of your major U.S. properties.

Argentine commodity prices, page 38

7. Supplementally, illustrate to us how you incorporated the Argentine export tax into your year-end 2004 proved reserves and standardized measure.

Production costs, page 40

8. Supplementally, tell us how oil and gas transportation costs are incorporated in your historical and projected - in your proved reserve estimates and standardized measure - production costs and/or period end product prices. Be advised that in our view, transportation costs should be reflected in either the prices you realize or the costs you incur.

Reserve Quantity Information, page 107

9. Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added)." Supplementally, submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

10. We note the 2004 reserve review and revisions that you describe in Exhibit I of your supplemental response. Supplementally, explain why you did not apply similar revisions to the Harrier reserves.

11. Remove from your proved reserves, any quantities you have claimed that are:

In undrilled fault blocks;

Below the lowest known - penetrated and assessed - structural occurrence of hydrocarbons.

12. Our review of your supplemental Exhibit A indicates that you may have included helium in your disclosed proved reserve estimates and associated standardized measure. Paragraphs 10 and 30 of Financial
Accounting Standard 69 prescribe that only hydrocarbon volumes and their estimated future revenues be disclosed. Remove from your proved reserves any such helium volumes.

Standardized Measure of Discounted Future Net Cash Flows, page 109

13. We note your footnote (a) reference to asset retirement obligations (ARO) here. Address whether your proved undeveloped reserve estimates include consideration of ARO on an individual property basis. Be advised we object to the attribution of proved undeveloped reserves to individual properties whose future estimated production and development costs - including asset retirement obligations - result in negative estimated future net income. Remove any such volumes that do not meet this requirement.

Closing Comments

      As appropriate, please amend your future documents in response to these comments. You may wish to provide us with marked copies of the documents to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your document(s) and responses to our comments.

      Please direct questions regarding engineering issues and related disclosures to Ronald Winfrey at (202) 942-1778. In his absence, please contact the undersigned at (202) 942-1870.


							Sincerely,


							H. Roger Schwall
							Assistant Director

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Pioneer Natural Resources Company
March 29, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE